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UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT FORMX-17A-5 PART III

SEC FILE NUMBER
8-68492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIRTU ~~FINANCIAL~~ EXECUTION SERVICES, LLC

~~VIRTU FINANCIAL BD, LLC~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 MADISON AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MANGANIELLO (212) 418-0171
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY MANGANIELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIRTU FINANCIAL EXECUTION SERVICES,LLC as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x ____________________
Signature

VP
Title

x ____________________
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ~~OCT 27,~~ 20 15 Jan 26

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Member
Virtu Financial BD, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Virtu Financial BD, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Virtu Financial BD, LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2010 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen + Company, P.C.

February 25, 2011

Virtu Financial BD, LLC
Statement of Financial Condition
December 31, 2010

LEONARD ROSEN & COMPANY, P. C.
Certified Public Accountants

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Virtu Financial BD, LLC

We have audited the accompanying statement of financial condition of Virtu Financial BD, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Virtu Financial BD, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, New York
February 25, 2011

Virtu Financial BD, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 6,254,646
Receivable From Clearing Organizations	169,300,915
Interest and Dividends Receivable	990,066
Due From Brokers	6,115,776
Securities Owned	216,899,802
Securities Borrowed	156,976,782
Deposits With Clearing Organizations	11,051,917
Fixed Assets, net of depreciation and amortization of $ 195,876	1,140,936
Exchange Memberships	84,000
Other Assets	1,179,799
	$ 569,994,639

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$ 3,980,674
Interest and Dividends Payable	409,678
Securities Sold, not yet Purchased	367,545,527
Securities Loaned	152,167,216
Due to Member and Affiliates	5,157,064
Total Liabilities	529,260,159
Member's Equity	40,734,480
	$ 569,994,639

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Organization and business

Virtu Financial BD LLC (the "Company") is a Delaware limited liability Company formed on May 2, 2008 and started business on October 20, 2008. The sole member is Virtu Financial LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Chicago Stock Exchange. The Company does carry nor act on behalf of any customers, but rather is a Proprietary trading firm trading on United States and foreign exchanges. The Company maintains hedged positions in listed equities, equity options, futures on equity indices, options on equity futures, and commodity futures contracts. The Company is a self-clearing broker-dealer on the Depository Trust Company and the National Securities Clearing Corporation. Trades in equity and commodity futures contracts are executed through a Futures Commission Merchant.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with its Parent, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (continued)

Cash:

Cash balances are insured by the Federal Deposit Insurance Corporation and may at times exceed the insured limit.
The Company considers cash equivalents as highly liquid investments with original maturities of less than three months when acquired.

Fair Value Measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. The Company uses quoted prices in active markets for identical assets or liabilities for fair value measurements. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Income Taxes:

The financial statements do not include a provision for income taxes on the Company's income because such income is included in the income tax returns of the Company's member. Income for tax purposes may differ from the financial statement amounts. Member's equity presented in the accompanying financial statements does not necessarily represent the member's tax basis.

Securities Owned, Securities Borrowed, Securities Loaned and Securities Sold, not yet Purchased:

Securities owned, securities borrowed, securities loaned and securities sold, not yet purchased are recorded at fair value based on quoted market prices. All resulting unrealized gains or losses are reflected in the statement of operations.

Note 2 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition:

Principal transactions in securities and commodities and the related revenue and expenses are recorded on a trade-date basis. Rebate income consists of revenue received from the exchanges related to the insertion or removal of liquidity into the marketplace. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

Depreciable Assets:

The Company uses the straight-line method of depreciation for depreciable assets. Computer equipment assumes a useful life of 5 years, trading equipment assumes a useful life of 7 years with no residual value. At December 31, 2010 the Company had computer equipment with a cost basis of $1,296,015 and computer software with a cost basis of $40,797 with an accumulated depreciation of $195,876.

Exchange Memberships:

The Company owns a membership on the Chicago Board of Trade which provides the Company the right to conduct business on the exchange. The membership is valued at cost in the accompanying statement of financial condition.

Derivative Instruments:

The Company adopted the accounting standards relative to expanded disclosures regarding derivative instruments and hedging activities. This standard requires qualitative disclosures about objectives and strategies for using derivatives, qualitative disclosures about fair value amounts of derivative instruments, and the gains and losses on derivative instruments.

Subsequent Events:

The Company has evaluated subsequent events through February 28, 2011 which is the date the financial statements were available to be issued.

Note 3 - Due from brokers:

Due from Brokers consists of deposits and receivable from clearing organizations. At December 31, 2010, due from brokers of $6,115,776 . represents net proceeds from trading activities of $4,615,776 and deposits with brokers of $1,500,000.

Note 4 - Securities owned and sold, not yet purchased:

Marketable securities owned and sold, not yet purchased consist of equity securities at fair value which totaled $216,899,802 and $367,545,527, respectively. Subsequent market fluctuation may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

Note 5 - Securities borrowed and loaned:

Securities borrowed and loaned consist of equity securities at fair value which totaled $156,976,782 and $152,167,216, respectively. Securities borrowing and lending transactions generally do not constitute a sale of the underlying securities for accounting purposes, and so are treated as collateralized financing transactions when the transaction involves the exchange of cash. Such transactions are recorded at the amount of cash advanced or received plus accrued interest.

The Company adjusts daily the contract value of the securities borrowed and loaned to market value (market-to-market). Fees paid or received for all securities lending and borrowing transactions are recorded in interest expense or interest revenue at the contractually specified rate.

Where the conditions of right to offsets are met, income and expense items recognized in respect of securities borrowed and securities loaned are presented net on the statement of operations.

With respect to securities borrowed or loaned, the Company pays or receives cash collateral in an amount in excess of the fair value of securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral received or paid as necessary. The Company uses quoted prices in active markets to determine the fair value of securities lending and borrowing transactions.

Note 6 - Trading gain and rebates, net

The net trading gains consist of unrealized and realized gains and losses on Securities and commodity and equity futures contracts which totaled $97,569,104. Trading rebates, which amounted to $58,353,479, vary depending on trading volume and market liquidity of the trades on each exchange venue. These rebates are subject to the terms of each exchange.

Note 7 - Derivative instruments:

As part of its investment strategy, the Company invests in derivatives for trading purposes. Such derivatives are exposed to equity and commodity futures price risk. Derivative instruments are recognized as either assets or liabilities in statement of financial condition and are recorded at fair value (See Note: Fair Value Measurements). While certain of the Company's derivative activities may possess the substance of an economic hedge, the Company does not hold derivative instruments that, pursuant to accounting standards, are accounted for as hedging instruments.

The Company invests in financial futures contracts solely for trading purposes. Upon entering into a financial futures contract, the Company is required to pledge to the broker an amount of cash, U.S. government securities, or other assets, equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as *variation margin,* are made or received by the Company each day, depending on the daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss.

Note 8 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2010 was paid by the Parent. The Company and the Parent have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. The Company's share of these expenses includes compensation, rent, computer hardware and other furniture and equipment, computer software technology developed by the Parent, telephone, travel and entertainment, accounting, office supplies, and other operating costs which total $15,404,308 for the year ended December 31, 2010. Such amount was recorded as a management fee on the statement of operations. All regulatory costs and application fees related to its broker-dealer activities are paid directly by the Company.

Note 8 – Related party transactions (continued)

As of January 1, 2010, an agreement was entered into with the Parent wherein the allocation of expenses to be reimbursed was determined by calculating the number of employees as registered to the subsidiaries This agreement may be amended periodically as needed in order to properly reflect the allocation of the expenses incurred.

On March 25, 2010 a swap agreement was entered into between the Company and an affiliate, Virtu Financial Global Markets LLC. The agreement provides for a swap between the parties for transactions that are rate swaps, swap options, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, and any other type transaction agreeable to the two parties.

The Parent has entered into a Revolving Promissory Note agreement with the Company providing for an aggregate principal amount of up to $25,000,000.

Note 9- Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company uses the alternative net capital requirement method, which requires the maintenance of a minimum net capital amount of $1,000,000, At December 31, 2010, the Company had net capital of $25,841,416 which was $24,841,416 in excess of its required net capital of $1,000,000.